

January 24, 2011

via U.S. mail and facsimile to (973) 206-6791

Mr. Michael A. Angerthal, Chief Financial Officer
Virtus Investment Partners, Inc.
100 Pearl St., 9th Floor
Hartford, CT 06103

      RE: Virtus Investment Partners, Inc.
              Form 10-K for the Year Ended December 31, 2009 filed March 8, 2010
              File No. 1-10994

Dear Mr. Angerthal:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Terence O'Brien
                      Branch Chief